ARTICLES OF AMENDMENT
                   (BY BOARD OF DIRECTORS OR INCORPORATORS)

1.    The name of the corporation is: Tyrex Oil Company.

2.    Article 1 is amended as follows:

      The name of the corporation shall be: 3Si Holdings, Inc.

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself: Not Applicable.

4.    The date of each amendment's adoption is June 18, 1998.

5. The amendment was adopted by the Board of Directors without shareholder action and shareholder action was not required.

                                              TYREX OIL COMPANY


Date: June 18, 1998                           Signed:/s/Doris K. Backus
                                              Title: Secretary